Exhibit 00.3


                                  NEWS RELEASE

Media Contact:
Daryn Teague

Teague Communications
(661) 297-5292 or teaguecomm@aol.com


Legal Research Center and Integrity Interactive

Sign Agreement to Develop Online Compliance

Training Program for Medtronic


Minneapolis - February 8, 2001 - Legal Research Center, Inc. (OTC: LRCI), the nation's leading provider of outsourced legal research and writing services, and Integrity Interactive Corp., an industry leader in delivering Web-based compliance training solutions, have signed an agreement to create and deliver a comprehensive online compliance training program for Medtronic, Inc. (NYSE:
MDT).

     Under terms of agreement, LRC and Integrity Interactive will implement a turnkey online compliance training solution customized to meet the needs of Medtronic's employees.

     Medtronic is the world leader in medical technology providing lifelong solutions for people with chronic disease. The company offers products, therapies and services that enhance or extend the lives of millions of people. Each year, 2.5 million patients benefit from Medtronic's technology, used to treat conditions such as heart disease, neurological disorders and vascular illnesses. The company was recently featured in Fortune as one of the "100 Best Companies to Work For" in the U.S. (Fortune, January 2, 2001).

     "We're delighted to be doing business with such a progressive company as Medtronic and look forward to working with our partners at Integrity in order to deliver a leading-edge compliance training program for the company's employees worldwide," said Christopher Ljungkull, chief executive officer of LRC.

     "We were drawn to LRC/Integrity because of their reputation in the field of compliance training and because their courses are fun and engaging, yet substantive," said Patricia Rosvold, Risk and Insurance Manager at Medtronic.

     "It's gratifying that we continue to be recognized for our depth of compliance expertise and for the way that our programs present important concepts to employees in a simple and entertaining manner," said Carl Nelson, chief executive officer of Integrity Interactive. "This agreement further illustrates that we have rapidly become the leader in the


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development of best practices for effective compliance training."

     In addition to providing legal research content for the Integrity courses, LRC also owns a minority equity stake in the company.

     Legal Research Center (www.lrci.com) offers legal research and writing services to attorneys in corporate and private practice throughout the world. Based in Minneapolis and founded in 1978, LRC's work products include compliance-related multijurisdictional surveys, office memoranda, and formal court-ready documents such as trial and appellate briefs. LRC's knowledge management services include work product database design and facilitation, Website content creation, and compliance training content development. LRC's nationally recognized research attorneys are honors graduates who have practiced law for at least two years, and many for over 25, in major law firms and corporate law departments throughout the U.S.

     Dedham, Mass.-based Integrity Interactive Corp. applies the power of Internet learning technology to the challenge of teaching corporate employees how to comply with various regulatory and other legal requirements, such as antitrust, electronic communications, sexual harassment, bribery, conflicts of interest, insider trading and the protection of proprietary information. Integrity Interactive's solutions are based on a proven technical foundation, best practices e-learning techniques and deep compliance knowledge. For more information, please visit www.integrity-interactive.com.

     Medtronic, Inc., headquartered in Minneapolis, is the world's leading medical technology company, providing lifelong solutions for people with chronic disease. Its Internet address is www.medtronic.com.